Exhibit 11

                          THE STRIDE RITE CORPORATION

                       COMPUTATION OF PER SHARE EARNINGS

                      (In Thousands except Per Share Data)

                                                   Three Months Ended
                                          March 4, 1994  February 26, 1993

Net income applicable to common shares       $ 4,849          $13,147

Calculation of shares:

  Weighted average number of common
    shares outstanding                        50,242           50,921

  Common shares attributable to
    assumed exercise of dilutive
    stock options and stock purchase
    rights using the treasury stock
    method                                       177              264

Average common shares and common
  equivalents outstanding during
  the period                                  50,419           51,185

Net income per common share                     $.10             $.26










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